ANTHONY L.G., PLLC

laura aNTHONy, esq

JOHN CACOMANOLIS, ESQ*

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ**

OF COUNSEL:

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PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

Jonathan mallin********

STUART REED, ESQ

Harris Tulchin, Esq. *********

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June 8, 2022

VIA ELECTRONIC EDGAR FILING

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Harmony Energy Technologies Corporation Registration Statement on Form 10-12G Filed December 27, 2021 File No. 000-56380

Dear Sir or Madam:

We have electronically filed herewith on behalf of Harmony Energy Technologies Corporation (“Harmony” or the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form 10-12G. Amendment No. 2 is marked to show changes made from the previous filing made on February 10, 2022 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Nick Zeng, Chief Executive Officer of the Company, dated February 24, 2022. We trust you shall deem the contents of this letter responsive to your comment letter.

Registration Statement on Form 10-12G

General

1.	Comment: We note your response and disclosure that you do not employ VIEs. However, it appears that you are based in or have the majority of your current operations in China. Disclosure indicating that you are U.S.-based, or that substantially all your operations are U.S-based, appears predicated on your future operating plans. Please revise to remove such “U.S.-based” references, consistent with your actual, and not aspirational, state of operations. Please also respond to our other comments based on your current status as a China-based issuer.

Response: The Company respectfully disagrees with the assertion that it is a China-based issuer. As disclosed in Amendment No. 2, the Company is headquartered in the U.S. and its business model involves the sale of products solely to customers in the U.S. The Company’s products are, and will be, designed, developed and sold solely in the U.S. The purchase of key components used in the manufacture of our products will be specified and approved by management in the U.S., and contracts with third parties to manufacture our products are entered into by management in the U.S., on behalf of Harmony. The Company’s business is operated in the United States and management of the Company is vested in executive officers that are citizens of, and reside in, the United States (with respect to Nick Zeng, the Company’s Chief Executive Officer) and Canada (with respect to Demin (Fleming) Huang, the Company’s Chief Financial Officer). This includes product and prototype design and development, and oversight and management of production.

Although third party manufacturers are located in China in order to keep costs lower, management of the business is conducted in the U.S. and all business decisions, including those with respect to purchasing, manufacturing and shipping, are made in the U.S., by executive officers of the Company located in the U.S. For example, the purchase of key components used in the manufacturing process will be specified, approved and finalized by staff in the U.S. In addition, following completion of our quality control processes in China, our products will be delivered to, and warehoused in, the U.S. The activities of Shenzhen Smarten Technology Co., Ltd., the Company’s wholly owned subsidiary located in China (“Smarten”), are limited to quality control and supply chain management, and Smarten’s activities with regard to quality control and supply chain management are directed by our executive officers located in the United States.

In addition, a majority of the Company’s Board of Directors are citizens of, and reside in, the United States or Canada. The members of our Board of Directors are as follows:

Name	Citizenship/Country of Residence	Independent? (Y/N)
Nick Zeng	U.S.	N

K.C. Grainger	U.S.	Y

Christian Guilbaud	Canada	Y

Rui Zhu	China	N

Mr. Zhu’s term as a director expires on June 16, 2022. As previously disclosed in the Company’s proxy statement relating to its upcoming annual meeting of stockholders, mailed to the Company’s stockholders and filed with the SEC on April 29, 2022, Mr. Zhu has indicated that he will not stand for re-election, and the Board of Directors has not nominated Mr. Zhu for election as a director at the 2022 annual meeting. It is expected that, following Mr. Zhu’s departure on June 16, 2022, the Board of Directors will reduce the size of the Board of Directors to three members. Accordingly, following Mr. Zhu’s departure in June 2022, the Company expects that 100% of the Board of Directors will be U.S. and Canadian citizens and residents, and a majority of the Board of Directors will be independent.

The Company has two executive officers: Mr. Zeng, the Chief Executive Officer, and Mr. Huang, the Chief Financial Officer. Neither of the Company’s executive officers is a resident of China. As noted above, Mr. Zeng is a citizen and resident of the U.S., and Mr. Huang is a citizen and resident of Canada.

Our product development process can be categorized in four main stages: Concept, Prototype, Trial Production and Mass Production. The Concept stage involves development of an idea for a product. This stage is conducted solely within the U.S. Mr. Zeng, the Company’s Chief Executive Officer, who is a U.S. citizen and resident, is responsible for the Concept stage.

The Prototype stage is conducted in both the U.S. and China. Specifications for the prototype are developed based on a collaboration between the Company’s management in the U.S. and the third party manufacturer in China. The third party manufacturers located in China then create the prototype based on those specifications, at the direction of the Company’s management in the U.S. Smarten conducts quality control, based on protocols established in the U.S., on the prototypes developed. Once the prototype passes quality control, it is sent to management in the U.S. for approval.

The Trial Production and Mass Production stages are, or will be, conducted by third party manufacturers in China, with oversight by U.S. management. The Company is currently in the Trial Production stage. Trial sales, sales and marketing, customer service, inventory and warehousing are to be located and conducted solely in the U.S.

Regarding the acquisition of Smarten, the Company determined that it would be advantageous to use third party manufacturers in and around the Shenzhen region of China because the Company believes that such manufacturers tend to be cost-effective and of high quality. The Shenzhen region is a center of development and manufacturing of consumer electronic products used worldwide. It is home to technology giants such as Tencent and Huawei, and has been referred to as “the Silicon Valley of China.” The Company also determined that it would be most efficient to contract with a third party in or near the Shenzhen region—close to the third party manufacturers—to manage the supply chain and conduct quality control reviews. Prior to its acquisition by the Company, Smarten operated as small manufacturer and performed research and development. Although Smarten was not in a position to manufacture Harmony’s products, when presented with the opportunity to acquire Smarten to act as the Company’s supply chain manager, the Company determined that it would be a value-added proposition. Prior to the Smarten acquisition, Harmony intended to contract with third party manufacturers in the Shenzhen region and to have products shipped directly to the U.S. However, full payment for the products is required upon release to the shipper. Accordingly, if Harmony performs its quality control review in the U.S., it has little or no recourse in the event that the products fail to meet quality standards. Using Smarten, however, the Company is able to perform quality control reviews prior to providing payment and prior to release to the shipper. Therefore, if the manufactured products fail to meet Harmony’s quality standards, the products are rejected and payment does not change hands. In this way, the Company is able to reduce costs and maintain high quality standards.

Accordingly, on November 6, 2019, the Company acquired Smarten (the “Acquisition”). The Acquisition closed on September 1, 2020, after required stockholder approval was received on August 28, 2020. Effective September 1, 2020, Smarten ceased providing services to parties other than the Company and its business activities were then limited to supervision of the Company’s supply chains and providing quality assurance with respect to the Company’s products.

Smarten’s sales in 2020 totaled $48,020, all of which related to orders received by Smarten prior to closing of the Acquisition. Delivery of these orders was mostly completed in 2019, and some in 2020 prior to closing of the Acquisition. Because invoices related to these orders were not delivered until 2020, however, sales were not recorded until 2020.

Smarten had only nominal sales, in the amount of $6,672, in 2021, and such sales were the sole result of supply chain issues relating to COVID-19 and continuing COVID-19 restrictions in the U.S. Following the closing of the Acquisition, the Company expected to have all products shipped to the U.S. to be sold on a test basis. Due to COVID-19 supply chain and shipping issues, including significantly increased China-to-U.S. shipping costs, and continuing COVID-19 restrictions and lockdowns in the U.S., however, the Company was unable to ship our products to the U.S. in 2021. Rather than establishing and paying for warehouse space in China for an indefinite period of time, until COVID-19 issues were resolved, the Company determined that it was in the Company’s best interest for Smarten to sell the first order of its products on a test basis in China. These sales occurred in July 2021 and represented the only sales of the Company’s products that occurred in China. Beginning with the next order, all sales are expected to be effected in the U.S., to customers in the U.S. The Company’s first shipment left China in January 2022 and arrived in the U.S. in April 2022.

Between closing of the Acquisition in September 2020 and July 2021, a majority of the Company’s activities occurred in China, under the supervision and oversight of management in the U.S., due to the stage of the business and product development, and COVID-19 supply chain and shipping issues, and continuing COVID-19 restrictions and lockdowns in the U.S. The Company believes that this was only temporary, however, and that no additional sales will be effected in China. Since July 2021, no sales have been effected in China. The activities in China mainly related to working with the third party manufacturers and purchasing certain equipment for development of the prototype and trial production. As a result of the COVID-19 pandemic and the related supply chain disruption, the process took much longer than expected. Management originally expected this stage to be completed by the closing of Acquisition, which was initially scheduled for August/September 2020. As a result of COVID-19, however, the closing of the Acquisition was delayed and this stage continued until approximately July 2021.

The Company believes this challenging and difficult situation has eased and since July 2021, the Company’s focus has shifted to regular business operations, including trial sales and sales in the U.S. and securing certifications for our products to be sold in the U.S. Smarten’s activities are limited to supply chain management and quality control. The Company believes that quality assurance is probably the most challenging aspect of international business. The Company’s use of Smarten is intended to address this problem. Smarten does not, and is not intended to, design, develop or sell any products. Through Smarten, the Company believes it is able to maximize customer value and gain a competitive advantage in the marketplace. Since July 2021, a majority of the Company’s operations are in the U.S. Since July 2021, the Company has not generated any revenues in China, and the Company does not expect to generate any revenues in China in the future.

Accordingly, the Company believes that it is not a China-based issuer.

Item 1. Business, page 1

2.	Comment: We note your response to prior comment two and reissue it in part. Please disclose prominently that you are a Delaware holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

Response: The Company respectfully disagrees with the assertion that it is a Delaware holding company. As indicated in response to Comment 1 above, the Company’s operations are conducted by Harmony, from its New York office. Smarten’s activities are limited to supply chain management and quality control. No other operations are conducted by Smarten.

3.	Comment: We note your response to comment three and reissue it. Provide prominent disclosure (i.e. in the first pages of your business section) about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether and how the Holding Foreign Companies Accountable Act (HFCAA) and related regulations will affect your company. Your risk factors section should address, but not necessarily be limited to, the risks highlighted in this section.

Response: As indicated in the Company’s response to Comment 1, the Company respectfully disagrees with the assertion that it is a China-based issuer. In addition, as disclosed in Amendment No. 2, the Company does not believe that the Holding Foreign Companies Accountable Act (“HFCAA”) applies to Harmony, as (i) Harmony is an operating company and not a holding company, and (ii) the majority of the Company’s operations are conducted by Harmony in the U.S. Smarten’s operations are limited to quality control and supply chain management – Smarten does not develop products, contract for the manufacture of our products, market our products, sell our products.

4.	Comment: We note your revisions in response to prior comment four. Please further revise to disclose that your subsidiaries conduct operations in China, and that the holding company does not conduct operations or conducts only limited operations. Disclose clearly the entity (including the domicile) issuing the securities being registered. In this regard, we note the statement on page 1 that “Harmony is the issuer of the common stock in this offering;” please delete this and similar references to an offering throughout the Form 10-12G or advise how they are relevant to the current filing.

Response: As indicated in the Company’s response to Comments 1 and 2 above, the Company respectfully disagrees with the assertions that it is a China-based issuer and/or a Delaware holding company. The Company makes clear in Amendment No. 2, however, that Smarten is located in China and performs its quality control and supply chain management activities within China.

The Company is not currently conducting an offering of its securities. Accordingly, the Company has removed references to an offering from Amendment No. 2.

5.	Comment: We note your response to prior comment seven and reissue it. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC), or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: As disclosed in Amendment No. 2, the Company, including Smarten, does not require any permissions or approvals from Chinese authorities to operate our business. The Company, including Smarten, is not covered by the permissions requirements from the China Securities Regulatory Commission, Cyberspace Administration of China, or any other governmental agency in China.

6.	Comment: We note your response to prior comment eight and reissue it. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

Response: In response to Comment 6, the Company has revised its disclosure in Amendment No. 2 to indicate that cash transfers have only occurred from the Company to Smarten, its wholly owned subsidiary, in China through wire transfers to fund Smarten’s operations working with third party manufacturers for the development of our prototype and for trial production. No cash transfers have occurred from Smarten to the Company and the Company does not expect any such cash transfers in the future. The historical fund transfers from the Company to Smarten are as follows:

Date	Amount	Purpose
9/3/2020	$40,000	Working capital
10/30/2020	20,000	Working capital
11/18/2020	100,000	Working capital/material purchase
12/23/2020	20,000	Working capital/material purchase
1/31/2021	12,000	Working capital/material purchase
3/22/2021	30,000	Working capital/material purchase
7/6/2021	50,000	Working capital/material purchase
8/17/2021	20,000	Working capital/material purchase
9/8/2021	100,000	Working capital/material purchase
9/9/2021	10,000	Working capital/material purchase
9/14/2021	30,000	Working capital/material purchase
9/22/2021	13,188	Working capital/material purchase
	$445,188

In addition, Smarten has made no dividends or distributions to the Company.

The Company does not expect any revenues or cash flows from China in the future.

Harmony has not declared or paid dividends in the past. The Company’s board of directors has complete discretion on whether to distribute dividends, subject to applicable laws, but the Company does not have any current plan to declare or pay any cash dividends on the Company’s common stock in the foreseeable future.

7.	Comment: We note your response to prior comment ten and reissue it. Prominently disclose (e.g., in the first pages of your business section) that trading in your securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: As indicated in the Company’s response to Comment 1 above, the Company respectfully disagrees with the assertion that it is a China-based issuer, and the Company does not believe that the Holding Foreign Companies Accountable Act (“HFCAA”) applies to the Company. As disclosed in Amendment No. 2, Kreston GTA LLP (“Kreston”) acts as the Company’s independent registered public accounting firm. Kreston is based in Canada and maintains all of its audit workpapers in Canada. Kreston is not registered in China, does not have a subsidiary or branch office in China, and does not travel to China as a part of its audit of the Company’s financial statements. The Company does not believe that the HFCAA applies to the Company, as (i) Harmony is an operating company and not a holding company, and (ii) the majority of the Company’s operations are conducted by Harmony in the U.S. Smarten’s operations are limited to quality control and supply chain management – Smarten does not develop products, contract for the manufacture of the Company’s products, market the Company’s products, or sell the Company’s products. Kreston is not subject to the determinations announced by the PCAOB on December 16, 2021.

Item 1A. Risk Factors, page 9

8.	Comment: We note that you have deleted a number of risk factors relating to China. Please reinstate the following risk factors, including them (and other China-based risk factors) under the subsection captioned “Risks Related to Doing Business in China:”

● “Our holding company structure may limit the payment of dividends.”

● “Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

● “Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents. . .. .”

● “You may experience difficulties in effecting service of legal process. . . .”

● “Fluctuations in exchange rates could have a material and adverse effect. . . .” (to the extent the disclosure relates to currency controls)

● “Failure to comply with the Administrative Measures on Individual Foreign Exchange. . . .”

Response: The Company respectfully disagrees with the assertions that it is a China-based issuer and/or that it is a Delaware holding company. Accordingly, it has not included disclosures relating to China-based issuers or Delaware holding companies in Amendment No. 2. See the responses to Comments 1 and 2.

9.	Comment: We note your revisions in response to prior comment 14 and reissue it in part. In your summary of risk factors, disclose the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully disagrees with the assertion that it is a China-based issuer. Additionally, the Company is not currently conducting an offering of its securities, and does not intend to conduct any offerings of its securities in China. Accordingly, it has not included disclosures relating to China-based issuers in Amendment No. 2. See the response to Comment 1.

10.	Comment: We note your response to comment 16 and reissue it in part. Please revise your risk factor relating to the Holding Foreign Companies Accountable Act (HFCAA) to disclose that the United States Senate has passed the Accelerating HFCAA, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before securities may be prohibited from trading or delisted. Please revise the reference to the SEC adopting amendments to the HFCAA, to clarify that the Commission has adopted rules to implement the HFCAA. Please also correct the reference to “CHJI” to relate to yourself.

Response: As indicated in the Company’s response to Comment 1 above, the Company respectfully disagrees with the assertion that it is a China-based issuer, and the Company does not believe that the Holding Foreign Companies Accountable Act (“HFCAA”) applies to the Company. See the response to Comment 7 above.

11.	Comment: We note your response to comment 17 and reissue it in part. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully disagrees with the assertion that it is a China-based issuer. Additionally, the Company is not currently conducting an offering of its securities, and does not intend to conduct any offerings of its securities in China. Accordingly, it has not included disclosures relating to China-based issuers in Amendment No. 2. See the response to Comment 1.

12.	Comment: We note your response to prior comment 18 and reissue it. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your ability to offer securities to investors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. If you do not believe you are subject to CAC oversight, please revise your disclose to so state.

Response: The Company does not believe that it is subject to the Cyberspace Administration of China.

Item 2. Financial Information, page 33

13.	Comment: We note your response to prior comment 20. Please further revise your disclosure to clarify whether the counterparty to each loan has agreed to extend the date by which payment is due, and identify the new repayment dates. Please also file the most recent extension to each loan together with your Exhibits 10.11 to 10.17.

Response: The Company acknowledges Comment 12. The Company has revised its disclosure in Amendment No. 2, to discuss the loan extensions.

Item 5. Directors and Executive Officers, page 38

14.	Comment: We note your response to prior comment 22 and reissue it in part. Please revise to clarify and describe the business experience of Mr. Zhu during the past five years. Please refer to Item 401(e)(1) of Regulation S-K.

Response: In response to Comment 13, the Company has revised its disclosure in Amendment No. 2 to provide a description of the business experience of Mr. Zhu the past five years.

Financial Statements and Exhibits, page 50

15.	Comment: Please update your financial statements pursuant to Rule 8-08 of Regulation S-X to include audited financial statements for the fiscal year ended December 31, 2021.

Response: The Company acknowledges Comment 14 and has included audited financial statements for the fiscal year ended December 31, 2021 in Amendment No. 2. Amendment No. 2 also includes unaudited financial statements for the quarter ended March 31, 2022.

16.	Comment: Despite your response to prior comment 27, it does not appear that Exhibit 21 has been filed. Please file the list of subsidiaries required by Item 601(b)(21) of Regulation S-K, or advise.

Response: The Company acknowledges Comment 15 and has included Exhibit 21.1 as an exhibit to Amendment No. 2.

If the Staff has any further comments regarding Amendment No. 2, please feel free to contact the undersigned.

Sincerely,

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Nick Zeng/Harmony Energy Technologies Corporation